SECURITIES AND EXCHANGE COMMISSION
                            Washington D. C. 20549

                                  FORM U-6B-2

                          Certificate of Notification

                    ALLIANT ENERGY CORPORATE SERVICES, INC.
             (Formerly known as "Alliant Services Company, Inc.")

      This certificate is filed by Alliant Energy Corporate Services, Inc.("Servco") on behalf of itself and Alliant Energy EPC, LLC, Alliant Energy Neenah, LLC, Alliant Energy Nuclear, LLC, Alliant Energy Integrated Services Company,("AEIS")(formerly "Alliant Energy Industrial Services, Inc."),
Alliant Energy Field Services, Alliant Energy Generation, Inc., ("AEG,
Inc."), Alliant Energy Integrated Services-Energy Management LLC, Alliant Energy Integrated Services-Energy Solutions LLC, Alliant Energy
International, Inc.("AEI")(formerly "IES International Inc."), Alliant Energy Investments, Inc. ("Investments")(formerly "IES Investments Inc."), Alliant Energy Synfuel LLC, Alliant Energy Resources Inc.("AER"), Alliant Energy Transportation, Inc.("AET")(formerly "IES Transportation Inc."), Cedar Rapids and Iowa City Railway Company("CRANDIC"), Energy Performance Services, EUA Cogenex, Heartland Energy Group, Heartland Energy Services, Inc.("HES"), IEA Delaware, IEI Barge Services Inc.("Barge"), Industrial Energy Applications, Inc.("IEA"), Iowa Land & Building Company("ILBC"), Prairie Ridge Business Park, LC("Prairie"), RMT, Inc., Sheboygan Power, LLC, Transfer Services, Inc ("Transfer")(formerly "IES Transfer Services Inc."), Village Lakeshares Inc.("Village"), and Williams Bulk Transfer.

      This certificate is notice that Alliant Energy Resources, Inc., during the period from April 1, 2005 through June 30, 2005 has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48 Paragraph 36,621].

1. Type of the security - Inter-company borrowings by Alliant Energy Resources, Inc. from Alliant Energy Corporation

2.     Issue, renewal or guaranty - New Issues

3.     Principal amount - See Schedule 1

4.     Rate of interest - See Schedule 1

5.     Date of issue, renewal or guaranty - From April 1, 2005 through June
       30, 2005

6.     If renewal of security, give date of original issue - Not Applicable

7.     Date of maturity of each security - on demand.

8. Name of the person to whom each security was issued, renewed or guarantied: Alliant Energy Corporation

9.     Collateral given with each security:  None

10.    Consideration received for each security:  See Schedule 1

11.    Application of proceeds of each security:  See Schedule 1

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of
       a.  the provisions contained in the first sentence of 6(b),  :
       b.  the provisions contained in the fourth sentence of 6(b),  :
       c. the provisions contained in any rule of the commission other than Rule U-48,: X

13.    Not Applicable

14.    Not Applicable

15     Exempt from provisions of 6(a) under Rule 52.


                               ALLIANT ENERGY CORPORATE SERVICES, INC.

Date: August 19, 2005          By:
      ---------------              -------------------------------------------
                                   Thomas L. Hanson
                                   Vice President and Treasurer

                                  Form U-6B-2
                                  Schedule 1

                    ALLIANT ENERGY CORPORATE SERVICES, INC.

                PERIOD FROM APRIL 1, 2005 THROUGH JUNE 30, 2005

1. During the period from April 1, 2005 through June 30, 2005, Alliant Energy Resources, Inc. borrowed from Alliant Energy Corporation, its parent, to fund borrowings of participants from the Non-Utility Money Pool as follows:

  Borrowings from Parent         April            May            June
     Begin Balance          $111,190,579.10  $63,185,938.71  $ 70,812,264.91
     Change                 $(48,004,640.39) $ 7,626,326.20  $(10,585,073.47)
     Ending Balance         $ 63,185,938.71  $70,812,264.91  $ 60,227,191.44

1(a).The weighted average interest rate for the period for all short-term debt was as follows:
            2.948%

2. During the period from April 1, 2005 through June 30, 2005, Alliant Energy Corporate Services, Inc. borrowed from Alliant Energy Corporation, its parent, from the Non-Utility Money Pool as follows:

  Borrowings from Parent         April            May            June
     Begin Balance          $  25,663.57     $         0     $          0
     Change                 $ (25,663.57)    $         0     $          0
     Ending Balance         $       0        $         0     $          0

2(a).The weighted  average interest rate for the period for all short-term debt was as follows:
            N/A.

3. During the period from April 1, 2005 through June 30, 2005, Alliant Energy Nuclear, LLC borrowed from Alliant Energy Corporation, its parent, from the Non-Utility Money Pool as follows:

  Borrowings from Parent         April          May            June
     Begin Balance          $       0        $         0     $          0
     Change                 $       0        $         0     $          0
     Ending Balance         $       0        $         0     $          0

3(a).The weighted  average interest rate for the period for all short-term debt was as follows:
            N/A

4. During the period indicated above, SERVCO acted as agent for Alliant Energy Resources, Inc. in the management and coordination of the Non-Utility Money Pool. For each participant in the Non-Utility Money Pool, the amount of net short-term borrowings and (repayments) by month during the Reporting Period is:

                                                Beginning          Borrowing/            Ending
Participant                    Month             Balance          (Repayment)            Balance
-----------------------------  ------------ ------------------ ----------------- ---------------------

Alliant Energy EPC, LLC        April        $     450,335.99    $  (1,836,248.50)    $  (1,385,912.51)
                                May         $  (1,385,912.51)   $  (3,093,493.41)    $  (4,479,405.92)
                               June         $  (4,479,405.92)   $   1,045,318.04     $  (3,434,087.88)

Alliant Energy                 April        $   1,203,164.66    $      20,484.99     $   1,223,649.65
Field Services                 May          $   1,223,649.65    $      40,110.99     $   1,263,760.64
                               June         $   1,263,760.64    $      36,467.47     $   1,300,228.11

Alliant Energy                 April        $ 133,662,304.88    $   3,435,084.51     $ 137,097,389.39
Generation, Inc                May          $ 137,097,389.39    $   1,889,230.95     $ 138,986,620.34
                               June         $ 138,986,620.34    $ (69,643,144.80)    $  69,343,475.54

Alliant Energy                 April        $  31,943,351.44    $  66,576,565.59     $  98,519,917.03
Integrated Services Company    May          $  98,519,917.03    $    (503,952.13)    $  98,015,964.90
                               June         $  98,015,964.90    $     836,110.21     $  98,852,075.11

Alliant Energy                 April        $  12,996,775.28    $ (12,996,775.28)    $           -
Integrated Services Company    May          $           -                   -        $           -
Energy Management LLC          June         $           -                   -        $           -

Alliant Energy                 April        $   4,191,591.14    $  (4,191,591.14)    $           -
Integrated Services Company    May          $           -       $           -        $           -
Energy Solutions LLC           June         $           -       $           -        $           -

Alliant Energy                 April        $ 234,603,457.10    $  (8,294,101.63)    $ 226,309,355.47
International, Inc.            May          $ 226,309,355.47    $   2,607,559.01     $ 228,916,914.48
                               June         $ 228,916,914.48    $ (22,338,567.75)    $ 206,578,346.73

Alliant Energy                 April        $  82,100,654.44    $   2,618,934.96     $  84,719,589.40
Investments, Inc.              May          $  84,719,589.40    $     344,159.82     $  85,063,749.22
                               June         $  85,063,749.22    $   3,808,407.26     $  88,872,156.48

Alliant Energy                 April        $   1,441,046.54    $  (3,771,963.22)    $  (2,330,916.68)
Synfuel LLC                    May          $  (2,330,916.68)   $   7,157,791.56     $   4,826,874.88
                               June         $   4,826,874.88    $   1,122,867.86     $   5,949,742.74

Alliant Energy                 April        $    (467,328.25)   $    (108,034.90)    $    (575,363.15)
Transportation, Inc.           May          $    (575,363.15)   $     (13,255.79)    $    (588,618.94)
                               June         $    (588,618.94)   $         (15.03)    $    (588,633.97)

Alliant Energy                 April        $           -       $           -        $           -
Neenah, LLC                    May          $           -       $           -        $           -
                               June         $           -       $           -        $           -



Cedar Rapids &                 April        $  (6,474,513.04)   $  (2,578,124.92)    $  (9,052,637.96)
Iowa City Railway              May          $  (9,052,637.96)   $  (2,475,564.75)    $ (11,528,202.71)
                               June         $ (11,528,202.71)   $     776,206.27     $ (10,751,996.44)

Energy Performance Services    April        $  14,969,585.74    $ (15,121,356.07)    $    (151,770.33)
                               May          $    (151,770.33)   $     151,770.33     $           -
                               June         $           -       $     (31,581.27)    $     (31,581.27)

EUA Cogenex                    April        $  86,711,815.71    $ (87,880,245.48)    $  (1,168,429.77)
                               May          $  (1,168,429.77)   $   1,168,429.77     $           -
                               June         $           -       $           -        $           -

Heartland Energy               April        $   1,298,119.97    $    (116,953.74)    $   1,181,166.23
Group                          May          $   1,181,166.23    $      89,005.65     $   1,270,171.88
                               June         $   1,270,171.88    $      88,340.43     $   1,358,512.31

HES                            April        $   1,265,783.75    $     184,423.28     $   1,450,207.03
                               May          $   1,450,207.03    $       7,783.10     $   1,457,990.13
                               June         $   1,457,990.13    $         959.93     $   1,458,950.06

IEA Delaware                   April        $  10,018,291.03    $     829,804.75     $  10,848,095.78
                               May          $  10,848,095.78    $ (21,602,071.51)    $((10,753,975.73)
                               June         $ (10,753,975.73)   $  21,806,138.16     $  11,052,162.43

IEI Barge                      April        $  (2,483,242.53)   $      81,356.86     $  (2,401,885.67)
Services, Inc.                 May          $  (2,401,885.67)   $     242,189.98     $  (2,159,695.69)
                               June         $  (2,159,695.69)   $     (47,375.84)    $  (2,207,071.53)

Industrial Energy              April        $  18,943,350.17    $     387,425.11     $  19,330,775.28
Applications, Inc.             May          $  19,330,775.28    $     646,580.83     $  19,977,356.11
                               June         $  19,977,356.11    $  (1,992,824.75)    $  17,984,531.36

Iowa Land & Building           April        $ (11,832,420.05)   $    (253,375.32)    $((12,085,795.37)
Company                        May          $ (12,085,795.37)   $    (876,197.62)    $((12,961,992.99)
                               June         $ (12,961,992.99)   $    (389,729.14)    $((13,351,722.13)


Prairie Ridge                  April        $      49,162.18    $       3,463.88     $      52,626.06
Business Park, L.C.            May          $      52,626.06    $         267.45     $      52,893.51
                               June         $      52,893.51    $         294.76     $      53,188.27

RMT, Inc.                      April        $ (19,461,834.37)   $     878,189.57     $((18,583,644.80)
                               May          $ (18,583,644.80)   $  (1,102,570.61)    $((19,686,215.41)
                               June         $ (19,686,215.41)   $  (2,041,806.66)    $((21,728,022.07)

Transfer                       April        $    (507,516.51)   $      16,472.68     $    (491,043.83)
Services, Inc.                 May          $    (491,043.83)   $      24,367.10     $    (466,676.73)
                               June         $    (466,676.73)   $     (34,005.34)    $    (500,682.07)

Sheboygan Power, LLC           April        $           -       $           -        $           -
                               May          $           -       $           -        $           -
                               June         $           -       $           -        $           -


Village Lakeshares,            April        $     319,767.31    $    (376,894.28)    $     (57,126.97)
Inc.                           May          $     (57,126.97)   $      57,126.97     $           -
                               June         $           -       $           -        $           -

Williams Bulk                  April        $   1,674,216.38    $    (174,133.97)    $   1,500,082.41
Transfer                       May          $   1,500,082.41    $     (22,927.15)    $   1,477,155.26
                               June         $   1,477,155.26    $     206,084.35     $   1,683,239.61


3. During the period indicated above, the participants in the Non-Utility Money Pool used borrowings from the pool for financing acquisitions and investments and for general corporate purposes.

4. During the period indicated above, the participants in the Non-Utility Money Pool were engaged in the following types of business:

      a. Alliant Energy Corporate Services, Inc. - Subsidiary service company.

      b. Alliant Energy EPC, LLC. - Provides operating and other related services to owners of wind power projects.

      c. Alliant Energy Field Services, LLC. - Holding Company for a partial interest in gas pipe-line investments.

      d. Alliant Energy Generation, Inc. - Holding Company for the domestic non-regulated generating investments of Alliant Energy Resources, Inc.

      e.    Alliant Energy Integrated Services Company - Holding Company.

      f. Alliant Energy Integrated Services-Energy Management LLC - Provides energy information services.

      g. Alliant Energy Integrated Services-Energy Solutions LLC - Provides energy consulting and solutions.

      h. Alliant Energy International, Inc. (formerly "IES International Inc.") - Investments in foreign utilities.

      i.    Alliant Energy Investments, Inc. (formerly "IES Investments Inc.")
            - Holding company for miscellaneous investments in real estate and venture capital.

      j.    Alliant Energy Neenah, LLC. - Exempt wholesale generator.

      k. Alliant Energy Nuclear, LLC. - Intermediate subsidiary that holds Alliant Energy's interest in Nuclear Management Company, LLC.

      l. Alliant Energy Synfuel LLC - Investment in a facility that converts coal to a synthetic coal.

      m. Alliant Energy Resources Inc. - Holding company for non-utility subsidiaries of AEC.

      n. Alliant Energy Transportation, Inc. (formerly "IES Transportation Inc.") - Holding company for transportation related subsidiaries.

      o. Cedar Rapids and Iowa City Railway Company - Short-line freight railway.

      p. Energy Performance Services, Inc. - Provides resources to reduce energy consumption & related operating costs to industrial, institutional & federal government entities.

      q. EUA Cogenex - Provides resources to reduce energy consumption & related operating costs to industrial, institutional & federal government entities.

      r. Heartland Energy Group - Natural gas commodity and management services company.

      s.    HES - Holding company with an ownership in ReGenCo LLC.

      t. IEA Delaware - Parent company for 3 gas and oil pipelines located in Texas.

      u.    IEI Barge Services Inc. - Barge terminal and hauling services.

      v. Industrial Energy Applications, Inc. - Commodities-based energy services.

      w.    Iowa Land & Building Company - Real estate purchasing.

      x.    Prairie Ridge Business Park, LP - Real estate holding company.

      y.    RMT, Inc. - Environmental consulting and engineering.

      z. Sheboygan Power, LLC. - Owner of generating plant under construction in Sheboygan Falls, Wisconsin.

      aa. Transfer Services, Inc. (formerly IES Transfer Services Inc) - Operates storage facilities.

      bb.   Village Lakeshares Inc. - Real estate and community development.

      cc. Williams Bulk Transfer - Bulk materials transloading & storage facility.